Filed pursuant to Rule 433
March 22, 2010
Relating to
Preliminary Prospectus Supplement dated March 22, 2010 to
Prospectus dated October 3, 2007
Registration Statement No. 333-146483
Duke Energy Corporation
$450,000,000 3.35% Senior Notes due 2015
Pricing Term Sheet

Issuer:	Duke Energy Corporation
Ratings (Moody’s/ S&P):	Baa2/BBB+
Settlement:	March 25, 2010 (T+3)
Trade Date:	March 22, 2010
Interest Payment Dates:	Semi-annually on April 1 and October 1, commencing October 1, 2010
Security Description:	3.35% Senior Notes due 2015
Principal Amount:	$450,000,000
Maturity:	April 1, 2015
Coupon:	3.35%
Benchmark Treasury:	2.375% due 2/28/2015
Benchmark Treasury Yield:	2.412%
Spread to Benchmark Treasury:	+95 bps
Yield to Maturity:	3.362%
Initial Price to Public:	99.945% per Note
Redemption Provisions:
Make-Whole Call:	+15 bps
Denominations:	$2,000 or any integral multiple of $1,000 in excess thereof
CUSIP:	26441C AE5
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC SunTrust Robinson Humphrey, Inc. UBS Securities LLC
Co-Managers:	BNY Mellon Capital Markets, LLC Mizuho Securities USA Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC at (800) 221-1037, SunTrust Robinson Humphrey, Inc. at (800) 685-4786, or UBS Securities LLC at (877) 827-6444 ext 561-3884.